The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CONTINUING CONNECTED TRANSACTIONS

Upon Completion, the Company has become a non-wholly owned subsidiary of PCCW. Certain members of the PCCW Group had, prior to Completion, provided certain telecommunication services to the Group which continue after Completion. After Completion, such transactions constitute continuing connected transactions for the Company under the Listing Rules for so long as PCCW's interest, held directly or indirectly through its subsidiaries, in the Company shall equal to or exceed 10% of the issued share capital of the Company. The total charges paid in respect of such telecommunication services by the Group to the PCCW Group for the year ended 31st December 2004 was approximately HK$42 million. In view of the Group's 3G network roll-out and the anticipated growth in network usage, it is expected that the total of such charges payable by the Group to the PCCW Group for the year ending 31st December 2005 and for the nine months ending 30th September 2006 will not exceed HK$60 million and HK$59 million, respectively. Also, in accordance with the OFTA regulations, wireless operators are required to pay interconnection charges to the PCCW Group for transmission of mobile calls via PCCW Group's fixed telephone network. The rates for the interconnection charges payable to the PCCW Group are regulated by OFTA. Total interconnection charges paid to the PCCW Group was HK$41 million for the year ended 31st December 2004. In view of the Group's 3G network roll-out and anticipated growth in network usage, it is expected that the total of such interconnection charges payable by the Group to the PCCW Group will not exceed HK$45 million and HK$53 million for the year ending 31st December 2005 and the nine months ending 30th September 2006, respectively. Upon any variation or renewal of the relevant agreements, the Company will comply in full with all applicable reporting, disclosure and independent shareholders' approval requirements under Rule 14A.41 of Chapter 14A of the Listing Rules.

PCCW-HKT entered into the Distribution Agreement with Mandarin on 25th July 2005 to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong with effect from 25th June 2005. It is expected that the total commissions payable by Mandarin to PCCW-HKT and the sale of consumer products to PCCW-HKT under the Distribution Agreement for the period ending 31st December 2005 will not exceed HK$6 million and HK$21 million, respectively. The transactions under the Distribution Agreement fall within Rule 14A.34 of the Listing Rules and will only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules. The Company will comply with the requirements under Rule 14A.36 of the Listing Rules if the aggregate value of such transactions exceeds such amounts during the period ending 31st December 2005, or when the Distribution Agreement is renewed or there are material changes to the terms thereof.

INTRODUCTION

Reference is made to the announcement issued by the Company dated 13th June 2005 and the joint announcement issued by the Company and PCCW dated 22nd June 2005 in relation to, among other things, the Agreements and the Offer.

Upon Completion, the Company has become a non-wholly owned subsidiary of PCCW.

Certain members of the PCCW Group had, prior to Completion, provided certain telecommunication services to the Group which continue after Completion. After Completion, such transactions constitute continuing connected transactions for the Company under the Listing Rules for so long as PCCW's interest, held directly or indirectly through its subsidiaries, in the Company shall equal to or exceed 10% of the issued share capital of the Company. Details of such transactions are disclosed in accordance with Chapter 14A of the Listing Rules.

PCCW-HKT entered into the Distribution Agreement with Mandarin on 25th July 2005 to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong with effect from 25th June 2005. Transactions under the Distribution Agreement constitute continuing connected transactions of the Group under the Listing Rules. Details of such transactions are disclosed in accordance with Chapter 14A of the Listing Rules.

Further information relating to such continuing connected transactions is set out below.

CONTINUING CONNECTED TRANSACTIONS

Provision of telecommunication services to the Group

After Completion, the PCCW Group continue to provide certain types of leased circuits and interconnection capacity to the Group. The provision of such services is on normal commercial terms and in the ordinary and usual course of business of the Group. Under the current agreements between the parties, the term for the provision of such services will expire on 30th September 2006.

The total charges paid in respect of such telecommunication services by the Group to the PCCW Group for the year ended 31st December 2004 was approximately HK$42 million. In view of the Group's 3G network roll-out and the anticipated growth in network usage, it is expected that the total of such charges payable by the Group to the PCCW Group for the year ending 31st December 2005 and for the nine months ending 30th September 2006 will not exceed HK$60 million and HK$59 million, respectively.

Also, in accordance with the OFTA regulations, wireless operators are required to pay interconnection charges to the PCCW Group for transmission of mobile calls via PCCW Group's fixed telephone network. The rates for the interconnection charges payable to the PCCW Group are regulated by OFTA. Total interconnection charges paid to the PCCW Group was HK$41 million for the year ended 31st December 2004. In view of the Group's 3G network roll-out and the anticipated growth in network usage, it is expected that the total of such interconnection charges payable by the Group to the PCCW Group will not exceed HK$45 million and HK$53 million for the year ending 31st December 2005 and the nine months ending 30th September 2006, respectively.

As PCCW has become a connected person of the Company after Completion and the provision of such services by the PCCW Group to the Group is of a continuing and recurring nature, it is subject to the reporting and disclosure requirements under Rule 14A.41 of Chapter 14A of the Listing Rules. Upon any variation or renewal of the relevant agreements, the Company will comply in full with all applicable reporting, disclosure and independent shareholders' approval requirements under Rule 14A.41 of Chapter 14A of the Listing Rules.

Provision of distribution services to the Group

PCCW-HKT entered into the Distribution Agreement with Mandarin on 25th July 2005 to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong with effect from 25th June 2005. The Distribution Agreement is on normal commercial terms and in the ordinary and usual course of business of the Group, and will expire on 31st December 2005.

It is expected that the total commissions payable by Mandarin and the sale of consumer products to PCCW-HKT under the Distribution Agreement for the period ending 31st December 2005 will not exceed HK$6 million and HK$21 million, respectively. There have been no such previous transactions between the parties in this regard and these estimates were determined based on sales projections as discussed between PCCW-HKT and the Group. The transactions under the Distribution Agreement fall within Rule 14A.34 of the Listing Rules and are only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules. The Company will comply with the requirements under Rule 14A.36 of the Listing Rules if the aggregate value of such transactions exceeds such amounts during the period ending 31st December 2005, or when the Distribution Agreement is renewed or there are material changes to the terms of the Distribution Agreement.

The directors (including the independent non-executive directors) of the Company are of the opinion that the terms for the provision of such telecommunication services by the PCCW Group to the Group and the Distribution Agreement are fair and reasonable and the provision of such telecommunication services to the Group and the Distribution Agreement are on normal commercial terms and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE GROUP AND THE PCCW GROUP

The Group is a developer and provider of wireless communications and data services in Hong Kong and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and selected Huawei Technologies Co., Ltd. as its 3G equipment supplier.

The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the People's Republic of China.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Agreements"	collectively, the First Agreement and the Second Agreement

"Board"	board of directors of the Company

"Completion"	completion of the Agreements

"Company"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and on NASDAQ National Market in the United States of America

"Distribution Agreement"	the agreement dated 25th July 2005 entered into between PCCW-HKT and Mandarin to act as one of Mandarin's distributors for the distribution, promotion and sale of Mandarin's services and the sale of certain consumer products in Hong Kong with effect from 25th June 2005

"First Agreement"	the conditional sale and purchase agreement between Distacom Hong Kong Limited, Distacom Communications Limited and PCCW in relation to the sale and purchase of 1,380,000,000 Shares

"Group"	the Company and its subsidiaries

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Mandarin"	Mandarin Communications Limited, an indirect wholly-owned subsidiary of the Company

"Offer"	the mandatory cash offer for all the Shares not already owned or agreed to be acquired by the Offeror and parties acting in concert with it to be made by Citigroup Global Markets Asia Limited on behalf of the Offeror in accordance with the Takeovers Code

"Offeror"	PCCW Mobile Holding No. 2 Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of PCCW

"OFTA"	Office of Telecommunications Authority

"PCCW"	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange

"PCCW Group"	PCCW and its subsidiaries (other than the Group)

"PCCW-HKT"	PCCW-HKT Network Services Limited, an indirect wholly-owned subsidiary of PCCW

"Second Agreement"	the conditional sale and purchase agreement between Townhill Enterprises Limited, USI Holdings Limited and PCCW in relation to the sale and purchase of 410,134,000 Shares

"Shares"	ordinary shares of HK$0.10 each in the issued share capital of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

By order of the Board
SUNDAY Communications Limited
Raymond Wai Man Mak
Company Secretary

Hong Kong, 29th July 2005

As at the date of this announcement, the Board comprises:

Executive Directors:	Non-executive Director:
Alexander Anthony Arena (Chairman)	Hongqing Zheng
Tom Kee Sun Chan
Wing Wa Chan	Independent Non-executive Directors:
Gary Ding Man Chow	John William Crawford
Susanna Hon Hing Hui	Henry Michael Pearson Miles
Marisa Yuen Man Kwok	Robert John Richard Owen